UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Insignia Systems, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

45765Y105
(CUSIP Number)

Jacob Haft Ma-Weaver Cable Car Capital LLC 1449 Washington Street #6 San Francisco, California 94109 (415) 857-1965
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 3, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45765Y105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cable Car Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
871,301
8	SHARED VOTING POWER

9	SOLE DISPOSITIVE POWER
871,301
10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
871,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%
14	TYPE OF REPORTING PERSON (See Instructions)
IA

Item 1.	Security and Issuer

This security to which this statement relates is the common stock, $.01 par value (the “Common Stock”), of Insignia Systems, Inc. (the “Issuer”), whose principal executive offices are located at 8799 Brooklyn Boulevard, Minneapolis, Minnesota 55445.

Item 2.	Identity and Background
(a)	This statement is being filed by Cable Car Capital LLC, a California limited liability company (the “Reporting Person”) with respect to Shares beneficially owned and held of record by managed accounts for which the Reporting Person serves as investment adviser with full discretionary authority. Jacob Haft Ma-Weaver, a United States citizen, is the Managing Member of the Reporting Person.
(b)	The principal business address for the Reporting Person is 1449 Washington Street #6, San Francisco, California 94109.
(c)	The Reporting Person is an investment adviser registered with the state securities authority of California. Its principal business is the management of separate investment accounts on behalf of clients. Mr. Ma-Weaver has sole discretionary authority over the accounts managed by the Reporting Person.
(d)	During the last five years, neither the Reporting Person nor Mr. Ma-Weaver has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, neither the Reporting Person nor Mr. Ma-Weaver has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.	Source and Amount of Funds or Other Considerations

The Shares to which this amended Schedule 13D relates were acquired for an aggregate purchase price of approximately $1,606,567 inclusive of brokerage commissions. Funds for the purchase were obtained from the available capital of separate accounts managed by the Reporting Person. Although the accounts have the ability to obtain margin loans in the ordinary course of business, no part of the purchase price was obtained on margin or through any other borrowings.

Item 4.	Purpose of Transaction

The purpose of this amendment is to disclose the disposition of securities in an amount equal to one percent or more of the class since the filing of the previous amendment on June 30, 2017. Transactions were effected within the past sixty days for ordinary-course portfolio rebalancing, tax optimization, and risk management reasons. There is no change in the Reporting Person's previously disclosed intentions to report.

Item 5.	Interest in Securities of the Issuer
(a)	The aggregate percentage of Common Stock reported owned by the Reporting Person is based on 11,914,676 shares outstanding, which is the total number of shares outstanding as reported on the cover page of the Issuer’s Quarterly Report on Form 10-Q with the Securities and Exchange Commission on November 6, 2017.
(b)	Cable Car Capital LLC has sole voting and dispositive power over the shares reported herein.
(c)	The table below sets forth transactions during the past sixty days in accounts currently managed by the Reporting Person. The price per share is a weighted average price, inclusive of brokerage commissions, across multiple transactions on the open market.

Date	Type	Shares of Common Stock	Price Per Share ($)
September 7, 2017	Sale	851	$1.1383
September 8, 2017	Sale	7,775	$1.1203
September 11, 2017	Purchase	21,400	$1.0214
September 11, 2017	Sale	40,000	$1.0199
September 12, 2017	Sale	4,000	$1.097
September 13, 2017	Sale	360	$1.1183
September 15, 2017	Sale	3,177	$1.1011
September 18, 2017	Purchase	3,069	$1.0515
September 25, 2017	Purchase	65	$1.0764
September 25, 2017	Sale	1,233	$1.1064
September 26, 2017	Purchase	1,727	$1.0816
September 27, 2017	Purchase	1,968	$1.0854
September 28, 2017	Purchase	1,024	$1.0864
September 28, 2017	Sale	1,007	$1.0779
September 29, 2017	Purchase	720	$1.0947
September 29, 2017	Sale	206	$1.0983
October 2, 2017	Sale	230	$1.0883
October 3, 2017	Purchase	3,646	$1.0820
October 4, 2017	Purchase	102	$1.0846
October 5, 2017	Purchase	81	$1.0901
October 6, 2017	Purchase	1,879	$1.0940
October 10, 2017	Purchase	14,426	$1.0834
October 10, 2017	Sale	93	$1.0829
October 11, 2017	Purchase	1,502	$1.0701
October 12, 2017	Purchase	2,321	$1.0723
October 13, 2017	Purchase	4,798	$1.1057
October 13, 2017	Sale	400	$1.1120
October 17, 2017	Purchase	300	$1.1217
October 17, 2017	Sale	3,237	$1.1237
October 18, 2017	Sale	17,651	$1.3889
October 25, 2017	Purchase	6,900	$1.2552
October 26, 2017	Purchase	3,436	$1.2294
November 3, 2017	Sale	177,615	$1.9341*
*Transactions effected over a range of prices from $1.75-2.13, inclusive. The Reporting Person will undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.
(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2017
Dated
/s/ Jacob Ma-Weaver
Signature
Jacob Ma-Weaver/Managing Member
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).